Transamerica Asset Management, Inc. 1801 California Street, Suite 5200 Denver, Colorado 80202

August 30, 2018

VIA EDGAR CORRESPONDENCE

Mr. Mark Cowan

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

Re: Transamerica Funds (the “Registrant”)

(File Nos. 033-02659; 811-04556)

Dear Mr. Cowan:

On behalf of the Registrant, we are filing this letter to respond in writing to the Staff’s comments on the post-effective amendment to the Registrant’s Registration Statement on Form N-1A (the “Amendment”) (Accession Number: 0001193125-18-089242) filed with the Securities and Exchange Commission (the “Commission” or the “SEC”) under Rule 485(a) of the Securities Act of 1933, as amended (the “1933 Act”), on March 20, 2018. The purpose of the Amendment is to register Transamerica International Value (the “Fund”), a new series of the Registrant. Transamerica International Value will offer Class I2 shares. The Staff’s comments were conveyed to the Registrant on May 4, 2018.

The Staff noted that all comments to the Fund’s summary section also generally apply to the disclosure with respect to the section titled “More on the Fund’s Strategies and Investments,” as well as “More on the Risks of Investing in the Fund,” as applicable. Below are the Staff’s comments on the Amendment and the Registrant’s responses thereto.

Prospectus Comments:

1.	Cover: Please update the ticker symbol for the Fund.

Response: The Registrant has updated the ticker symbol as applicable.

2.	Fees and Expenses – Annual Fund Operating Expenses: Please provide completed fee tables to the Staff five days prior to effectiveness.

Response: The Registrant has provided completed fee tables for the Fund as applicable.

3.

Fees and Expenses – Annual Fund Operating Expenses: Please confirm whether acquired fund fees and expenses exceed 0.01% of the Fund’s average net assets, and if so, please include the line item in the fee table.

Response: The Registrant confirms that the Fund’s acquired fund fees and expenses estimated for the current fiscal year are not expected to exceed 0.01% of the Fund’s average net assets.

4.	Principal Investment Strategies/Principal Risks: Please explain supplementally why the Registrant believes “Liquidity” is a principal risk factor for the Fund.

Response: The Registrant believes “Liquidity” risk is an appropriate principal risk for the Fund due to its investment in securities of foreign companies or companies economically tied to countries outside the U.S., and that the foreign countries in which the Fund may invest may have markets that are less liquid than U.S. markets.

5.

Principal Investment Strategies: The Staff notes that the Fund invests in convertible securities. Accordingly, if the Fund invests or expects to invest in contingent convertible securities (“CoCos”), please review the disclosure and revise as appropriate. Additionally, if CoCos are or will be a principal type of investment, please provide a description and the appropriate corresponding risk disclosure, as well as explaining supplementally whether the Fund intends to invest or currently invests in CoCos and the current amount of investment.

Response: The Registrant confirms that the Fund does not expect to invest in CoCos.

6.

Principal Investment Strategies/Principal Risks: Please explain supplementally how the following sentences do not contradict each other and the strategy of an international fund as an international fund must be significantly invested in multiple countries. Alternatively, please consider revising this disclosure for clarity and consistency:

“It is expected that investments will normally be diversified throughout the world and within markets in an effort to minimize specific country and currency risks. The sub-adviser may invest a large percentage of the fund’s assets in issuers in a single country, a small number of countries, or a particular geographic region.”

Response: The Registrant has made clarifying changes in response to the Staff’s comment.

7.	Principal Investment Strategies/Principal Risks: Please add “Large Capitalization Companies” risk disclosure to the Principal Risks section of the Fund.

Response: The Registrant has added the risk as requested by the Staff.

8.

More on the Fund’s Strategies and Investments: Pursuant to the SEC’s Division of Investment Management IM Guidance Update 2014-08, please consider revising the disclosure in the section “More on the Fund’s Strategies and Investments” to avoid repetitive disclosure contained in Item 4 of Form N-1A.

Response: The Registrant notes that the presentation is consistent with the presentation in other current Transamerica funds’ prospectuses, which were recently updated. The Registrant wishes to keep the presentation consistent and will consider making revisions to Item 9 disclosure as suggested by the Staff as part of its next annual update.

9.	More on Risks of Investing in the Funds: Please revise the “More on Risks of Investing in the Funds” section of the prospectus to clarify the risks that apply to each Fund.

Response: Please see the response to the prior comment.

10.

More on Certain Additional Risks – Securities Lending: The Staff notes that the term “cash equivalents” is too broad in this context, and that only cash and securities of the U.S. Government and its agencies, as well as irrevocable bank standby letters of credit not issued by the Fund’s bank lending agent may be used as collateral. Please revise the “Securities Lending” risk to provide clarification.

Response: The Registrant has made certain clarifying changes in response to the Staff’s comment

11.

Selling Shares: Please revise the disclosure under the heading “Your Request to Sell Your Shares and Receive Payment May Be Subject to:” to disclose both information required by Item 11(c)(8) of Form N-1A, as well as the Fund’s practice to redeem kind, such as whether those in-kind redemptions would typically be a pro-rata slice of portfolio assets, individual securities, or a representative securities basket.

Response: The Registrant believes that the disclosure appearing in the last paragraph of the noted section contains the information required by Item 11(c)(8) of Form N-1A, and generally addresses how and when the Fund may redeem shareholders in-kind.

12.

Features and Policies: Please consider moving the following sentence under the heading “Additional Information” to the “More on Risks of Investing in the Fund” section, as the Staff notes that this is required by Item 9(a) of Form N-1A:

“The fund’s investment objective may be changed by the Board without shareholder approval.”

Response: The Registrant notes that the placement of the disclosure is consistent with the presentation in other current Transamerica funds’ prospectuses, which were recently updated. The Registrant will consider moving the disclosure as part of the next annual update.

13.

Features and Policies: Please consider deleting the following disclosure under the heading “Additional Information”, as the Staff notes that rights conferred by federal or state securities laws cannot be waived, whether explicit or not:

“Neither this prospectus nor the SAI is intended to give rise to any contract rights or other rights of any shareholder~~,~~ other than any rights conferred ~~explicitly~~ by federal or state securities laws that may not be waived.”

Response: The Registrant believes that the disclosure is accurate, but will consider the proposed deletion as part of the next annual update.

SAI Comments

14.

Additional Information about Fundamental Investment Policies: Please consider deleting the sentence, “[t]here will also be no limit on investment in issuers based solely on their domicile in a single jurisdiction or country as an issuer’s domicile will not be considered an industry for purposes of the policy”. The Staff is uncertain of the sentence’s meaning, and notes that every investment must be considered to be in some industry, other than permitted exclusions as noted.

Response: The Registrant believes the disclosure is sufficiently clear as it explains that an issuer’s country of domicile will not be taken into account for the purposes of determining that issuer’s industry categorization. However, the Registrant will consider revising the section in connection with the next annual update.

15.

Additional Information about Fundamental Investment Policies: Please revise the phrase, “each fund will consider the holdings of any underlying Transamerica-sponsored mutual funds in which the fund invests.” The staff notes that Funds need to consider holdings of each “unaffiliated” investment company as well.

Response: The Staff’s comment has been noted and the Registrant will consider revising the section in connection with the next annual update.

16.

Financial Statements: The Staff notes that consent from an independent registered public accountant is required for each Fund’s financial statement which is incorporated by reference into this registration statement, and references Section 7(a)(1) and Rules 436 and 439 of the 1933 Act.

Response: The Registrant will include a consent from an independent registered public accountant in connection with its 485(b) filing.

Please call the undersigned at 727-299-1844 with any questions.

Very truly yours,

/s/ Timothy J. Bresnahan
Timothy J. Bresnahan Senior Counsel Transamerica Asset Management, Inc.

3